FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Argent Securities Inc.   0001289764

Exact Name of Registrant as Specified in Charter   **Registrant CIK Number**

Form 8-K, May 20, 2004, Series 2004-W8   333-109164-09

Name of Person Filing the Document
(If Other than the Registrant)

04028877

RECD S.E.C.

MAY 21 2004

PROCESSED

MAY 25 2004

THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: *May 20, 2004*

ARGENT SECURITIES INC.

By: _____
Name:
Title: John P. Grazer
           CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ALOANID	FICO	PROP CITY	PROP STATE	PROP ZP	PROP TYPE	LOAN TYPE	PREPAY GRADE	PREPAY TERM	CALCR TERM	LTV	CLTV	ORIG RATE	RATE	FPDATE	MTDATE	ORIG P&I	HD DATE	CURRENT BAL	SCHED BAL1	PURPOSE	OWNOCC	INDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALES PR	BLN CODE	PREPAY CALCD	GRP PMI	A TERM	O TERM	FRA CAP	PER INT CAP	RFREQ	MI PREMIUM

LOANNO	BOR1 FICO	PROP CITY	PROP STATE	PROP ZIP	PROP TYPE	LOAN TYPE	GRADE	PREPAY TERM	CALCR TERM	LTV	CLTV	ORIG RATE	RATE	FPDATE	MTDATE	ORIG P&I	ND DATE	ORIGBAL BAL	SCHED BAL1	PURPOSE	OWNOCC	RIDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALE$ PR	BLN CODE	PREPAY CALCCD	GRP PM	A TERM	O TERM	FRA CAP	PER INT CAP	RPREQ PREMIUM	MI

ALOANID	BORR FICO	PROP CITY	PROP STATE	PROP ZIP	PROP TYPE	LOAN TYPE	PREPAY GRADE	CALCR TERM	PREPAY TERM	ORG RATE	CLTV	LTV	FPDATE	MTDATE	ORIG P&I	PD DATE	GROSS BAL	SCHED BAL1	PURPOSE	OWNOCC	INDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORG DATE	APPVAL	SALES PR	BLN CODE	PREPAY CALCCD	GRP	PM	A TERM	O TERM	PER INT FRA CAP	RATE CAP	NFREQ	MI CAP	PREMIUM

ALOAN# FICO BORR PROP CITY PROP STATE PROP ZIP PROP TYPE LOAN TYPE PREPAY TERM PREPAY GRADE CALCR TERM LTV CLTV CRSC RATE RATE PDATE MTDATE ORIG P&I MO DATE ORIGBAL SCHED BAL1 PURPOSE OWNOCC INDEX NRA DATE NRA DATE MARGIN MIN RATE MAX RATE DOC ORIG DATE APPRAL SALES PR BLN CODE PREPAY CALCD GRP PMI A TERM O TERM FRA CAP PER INT CAP RPREQ INT PREMIUM NI

ALOANID	BOR1 FICO	PROP CITY	PROP STATE	PROP ZIP	PROP TYPE	LOAN TYPE	GRADE	PREPAY TERM	CALCR TERM	LTV	CLTV	ORIG RATE	FPDATE	MTDATE	ORIG PYI	ND DATE	ORIGBAL BAL	SCHED BAL1	PURPOSE	OWNOCC	INDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALES PR	BLN CODE	PREPAY CALCCD	GRP FIN	A TECH	O TERM	FRA CAP	INT CAP	PFXEQ	PFXEQ PREMIUM	NB

BOR# FICO	PROP CITY	PROP STATE	PROP ZIP	PROP TYPE	LOAN TYPE	PROP GRADE	PREPAY TERM	CALCG TERM	CLTV	ORIG RATE	RATE	FPDATE	MITDATE	ORIG PMI	ND DATE	ORIGINAL BAL	SCHED BAL1	PURPOSE	OWNOCC	INDEX	NPA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALES PR	BLN CODE CALCD	GRP PMI	A TERM	O TERM	FRA CAP	PER INT CAP	IO FREQ	MI	MI PREMIUM

ALOANID	EOS1 FICO	PROP CITY	PROP STATE	PROP ZIP	PROP TYPE	LOAN TYPE	PREPAY GRADE	PREPAY TERM	CALCR TERM	LTV	CLTV	ORIG RATE	RATE	FPDATE	MTDATE	ORIG P&I	ND DATE	ORGBAL BAL	SCHED BAL1	PURPOSE	OWNROCC	INDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORG DATE	APPVAL	SALES PR	BLK CODE	PREPAY CALCCD	GRP PMI	A O TERM	RA TERM	PER INT CAP	RFREQ	M PREMIUM

ALOAN#	FICO	PROP STATE	PROP CITY	PROP ZIP	PROP TYPE	LOAN TYPE	PREPAY TERM	GRADE	CALCR TERM	PREPAY TERM	RATE	ORIG RATE	FPDATE	MTDATE	ORIG PAI	ND DATE	ORIGINAL BAL	SCHED BAL1	PURPOSE	OWN/OCC	INDEX	NPA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALES PR	BLM CODE	PREPAY CALCD	GRP	PM	A TERM	O TERM	FRA CAP	PFR INT CAP	RFREQ	PREMIUM	M

ALOANID	FICO	BORR	PROP CITY	PROP STATE	PROP ZIP	PROP TYPE	LOAN TYPE	PREPAY TERM	PREPAY GRADE	CALGR TERM	RATE	ĞĞĞ RATE	RATE	LTV	CLTV	ĞĞĞ PMI	ĞĞĞ BAL	SCHED BAL1	PURPOSE	OWNOCC	INDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	PR	SALES CODE	BLN CALCOD	PREPAY GRP	PMI	A TERM	O TERM	FRA CAP	PER INT CAP	M OFREG PREMIUM

ALOANID	FICO	BORR PROP CITY	PROP STATE	PROP ZIP	PROP TYPE	LOAN TYPE	PREPAY TERM	GRADE	CALCR TERM	LTV	CLTV	ORIG RATE	RATE	FFDATE	MTDATE	ORIG PMT	NO DATE	ORIGINAL BAL	SCHED BAL1	PURPOSE	OWNOCC	INDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALES PR	BLN CODE	PREPAY CALCD	GRP PMI	A O TERM	TERM	PER FRA TERM CAP	INT CAP	RFREQ	MI PREMIUM

ALOANID	ORIG FICO	PROP CITY	PROP STATE	PROP ZIP	PROP TYPE	LOAN TYPE	GRADE	PPMAY TERM	CALCR TERM	LTV	CLTV	ORIG RATE	RATE	FPDATE	MTDATE	ORIG P&I	ND DATE	ORIGNAL BAL	SCHED BAL1	PURPOSE	OWNOCC	INDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALES PR	BLN CODE	CALCCD	PREPAY ORP PM	A TERM	O TERM	PER INT CAP	FRA CAP	M PPFREQ	PREMIUM

ALOANID	BORR FICO	PROP CITY	PROP STATE	PROP ZIP	PROP TYPE	LOAN TYPE	GRADE	PREPAY TERM	CALCR TERM	LTV	CLTV	ORIG RATE	RATE	FPDATE	MTDATE	ORIG P&I	ORIGINAL BAL	NO DATE	ORIGINAL BAL	SCHED BAL1	PURPOSE	OWN OCC	INDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALES PR	BLN CODE	PREPAY CALCD	GRP	PMI	TERM	A O TERM	FRA TERM	CAP	PER INT CAP	MI RFREQ	PREMIUM

ALOANID	BORR FICO	PROP CITY	PROP STATE	PROP ZIP	PROP TYPE	LOAN TYPE	GRADE	PREPAY TERM	CALCR TERM	ORIG LTV	CLTV	ORIG RATE	RATE	FPDATE	MTDATE	ORIG PMT	KO DATE	ORIGINAL BAL	SCHED BAL1	PURPOSE	OWNOCC	INDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALES PR	BLM CODE	PREPAY CALCOD	GRP	PMI	A TERM	O TERM	FRA TERM	PER INT CAP	PREFD CAP	LTI PREMIUM

BORR PROP FICO	PROP CITY	PROP STATE	PROP ZP	PROP TYPE	LOAN TYPE	GRADE	PREPAY TERM	CALCR TERM	LTV	CLTV	ORIG RATE	RATE	FRDATE	MTDATE	ORIG P&I	ND DATE	SCHED BAL1	ORIGNAL BAL	PURPOSE	OWNOCC	INDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALES PR	BLN CODE	PREPAY CALCCD	GRP PMI	TERM	A O TERM	FRA CAP	PER INT CAP	NEG AMORT	M PREMIUM

ALOAN# | FICO | BORR | PROP CITY | PROP STATE | PROP ZIP | PROP TYPE | LOAN TYPE | GRADE | PREPAY TERM | CALCR TERM | LTV | CLTV | ORIG RATE | RATE | FPDATE | MTDATE | ORIG PRIN | ND DATE | ORIGINAL BAL | SCHED BAL1 | PURPOSE | OWNOCC | INDEX | NRA DATE | NPA DATE | MARGIN | MIN RATE | MAX RATE | DOC | ORIG DATE | APPRVAL | SALES PR | GLH CODE | PREPAY CALCD | GRP | PMI | TERM | A O TERM | FRA CAP | PER INT CAP | %FREQ | PREMIUM | M

| ALOAN NO | BOR1 FICO | PROP STATE | PROP CITY | PROP ZIP | PROP TYPE | LOAN TYPE | PREPAY GRADE | PREPAY TERM | CALCR TERM | LTV | CLTV | ORIG RATE | RATE | FPDATE | MTDATE | ORIG P&I | PD DATE | ORGINAL BAL | SCHED BAL1 | PURPOSE | OWNDOCC | INDEX | NRA DATE | NPA DATE | MARGIN | MIN RATE | MAX RATE | DOC | ORIG DATE | APPVAL | SALES PR | BLM CODE | PREPAY CALCOD | GRP PM | A TERM | O TERM | FRA CAP | PER RT CAP | RFFED | PREMIUM | LII |

ALDAD NUM | BORR LOC | PROP CITY | PROP STATE | PROP ZIP | PROP TYPE | LOAN TYPE | GRADE | PREPAY TERM | CALC TERM | LTV | CLTV | ORIG RATE | RATE | FRDATE | MTDATE | ORIG PI | AD DATE | ORIGINAL BAL | SCHED BAL1 | PURPOSE | OWNOCC | INDEX | NRA DATE | NRA DATE | MARGIN | MIN RATE | MAX RATE | DOC | ORIG DATE | APPVAL | SALES PR | GLN CODE | PREPAY CALCOD | GRP | PIM | A TERM | AO TERM | FRA | PER INT CAP | INT CAP | PRFREQ | MI PREMIUM

ALCAND	PROD	PROP CITY	PROP STATE	PROP ZIP	PROP TYPE	LOAN TYPE	GRADE	REPAY TERM	CALCR TERM	LTV	CLTV	ORIG RATE	RATE	FPDATE	MTDATE	ORIG P&I	P&I DATE	CURRENT BAL	SCHED BAL1	PURPOSE	OWNOCC	INDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALES PR	BLN CODE	PREPAY CALCCO	GRP PM	TERM	TERM	FRA CAP	O CAP	PER INT CAP	RFREQ PM	MI PREMIUM

BORR FICO	PROP STATE	PROP CITY	PROP ZIP	PROP TYPE	LOAN TYPE	GRADE	PREPAY TERM	CALCR TERM	LTV	CLTV	ORIG RATE	RATE	FPDATE	MTDATE	ORG P&I	ND DATE	ORIGINAL BAL	SCHED BAL1	PURPOSE	OWNOCC	INDEX	NRA DATE	NPA DATE	MARGIN RATE	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALES PR	GLM CODE	PREPAY CALCD	GRP PMI	A TERM	O TERM	FRA CAP	PER INT CAP	RSTFREQ	PREMIUM	M

ALOAN0	BOR1 FICO	PROP CITY	PROP STATE	PROP ZP	PROP TYPE	LOAN TYPE	GRADE	PREPAY TERM	CALCR TERM	LTV	CLTV	ORG RATE	RATE	FPDATE	MTDATE	ORG P&I	ND DATE	ORIGNAL BAL	SCHED BAL1	PURPOSE	OWNOCC	INDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORG DATE	APPRVAL	SALES PR	BLA CODE	CALCOD	GRP	PMI	A TERM	O TERM	FRA CAP	PER INT CAP	RREQ	MI	MI PREMIUM

ALOAN# BOR1 FICO | PROP CITY | PROP STATE | PROP ZIP | PROP TYPE | LOAN TYPE | GRADE | PREPAY TERM | CALCR TERM | LTV | CLTV | ORIG RATE | RATE | FPDATE | MTDATE | ORIG P&I | MO DATE | ORIGINAL BAL | SCHED BAL1 | PURPOSE | OWNOCC | INDEX | NRA DATE | NPA DATE | MARGIN RATE | MIN RATE | MAX RATE | DOC | ORIG DATE | APPVAL | SALES PR | BLN CODE | PREPAY CALCDD | GRP PMI | A O TERM | FRA TERM CAP | PER INT CAP | NI RFRED PREMIUM | M

LOAN NO	BORR FICO	PROP CITY	PROP STATE	PROP ZIP	PROP TYPE	LOAN TYPE	GRADE	PREPAY TERM	CALC TERM	LTV	CLTV	ORIG RATE	RATE	PDATE	MTDATE	ORIG P&I	ND DATE	ORIGINAL BAL	SCHED BAL1	PURPOSE	OWNOCC	INDEX	NIOA DATE	NIPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALES PR	BLM CODE	PREPAY CALCDC	GRP	PMI	A TERM	O TERM	FRA CAP	INT CAP	RFREQ	M PREMIUM

ALOAN#	BORI FICO	PROP CITY	PROP STATE	PROP ZIP	PROP TYPE	LOAN TYPE	GRADE	PREPAY TERM	CALCR TERM	LTV	CLTV	ORIG RATE	RATE	FFRATE	MTDATE	ORIG P&I	ND DATE	ORIGINAL BAL	SCHED BAL1	PURPOSE	OWNOCC	INDEX	NRA DATE	NPA DATE	MARGIN	MIN RATE	MAX RATE	DOC	ORIG DATE	APPVAL	SALES PR	BLN CODE	PREPAY CALCCD	GRP	PMI	A TERM	O TERM	FRA CAP	PER INT CAP	RRFEQ	MI PREMIUM
56085725	681	GOOSE CREEK	SC	29445	SFR	FIXED	1	0	357.984	95	95	8.65	8.65	4/1/2004	3/1/2034	490.51	5/1/2004	74100	73978.85	REFI-CASHOUT	Owner Occ	LIBOR 6 MONTH	00000000	00000000	0	0	0	FULL DOCS	2/27/2004	78000	0	N	N/A	1	Y	360	360	0	0	6	0
50419039	540	SPRING	TX	77389	PUD	ARM	2	0	359.997	80	80	7.25	7.25	5/1/2004	4/1/2034	1227.92	6/1/2004	180000	179259.58	REFI-CASHOUT	Owner Occ	LIBOR 6 MONTH	4/1/2007	5/1/2007	6.5	7.25	13.25	FULL DOCS	3/16/2004	225000	0	N	N/A	1	Y	360	360	2	1	6	0
73011249	617	MONTEREY	CA	92553	SFR	ARM	C	2	358.994	84.884	84.884	6.8	6.8	5/1/2004	4/1/2034	1002.7	6/1/2004	157000	156060.6	REFI-CASHOUT	Owner Occ	LIBOR 6 MONTH	4/1/2008	5/1/2008	5.5	6.8	12.8	FULL DOCS	3/22/2004	185000	0	N	STD	1	N	360	360	2	1	6	0
71879120	517	MADERA	CA	93637	SFR	ARM	A-	2	358.89	73.163	73.163	7.45	7.45	5/1/2004	4/1/2034	901.06	5/1/2004	125000	124402.92	REFI-CASHOUT	Owner Occ	LIBOR 6 MONTH	4/1/2008	5/1/2008	5.5	7.45	13.45	STATED	3/22/2004	177000	0	N	STD	1	Y	360	360	2	1	6	0
52804417	562	WORCESTER	MA	1610	2-4 UNITS	ARM	1	0	354.981	80	80	7.55	7.55	1/1/2004	12/1/2033	1630.13	5/1/2004	232000	231133.64	PURCHASE	Owner Occ	LIBOR 6 MONTH	12/1/2005	1/1/2006	6.5	7.55	13.55	FULL DOCS	11/12/2003	290000	3E+05	N	2	1	N	360	360	2	1	6	0
74289489	531	FREEPORT	TX	77541	SFR	FIXED	A-	0	358.98	80	80	10.4	10.4	5/1/2004	4/1/2034	943.57	5/1/2004	104000	103957.78	REFI-CASHOUT	Owner Occ		00000000	00000000	0	0	0	STATED	3/31/2004	130000	0	N	N/A	1	N	360	360	0	0	6	0
56451592	579	WESTFIELD	MA	1085	2-4 UNITS	ARM	A-	1	358.987	85	85	9.65	9.65	5/1/2004	4/1/2034	1122.28	5/1/2004	131750	131687.21	REFI-CASHOUT	Non-Owner	LIBOR 6 MONTH	4/1/2008	5/1/2008	4.5	9.65	15.65	FULL DOCS	3/16/2004	155000	0	N	2	1	Y	360	360	2	1	6	0
71316582	544	HENDERSON	NV	89031	SFR	ARM	A+	2	358.996	85	85	8.65	8.65	5/1/2004	4/1/2034	1128.48	5/1/2004	144500	144415.12	REFI-CASHOUT	Owner Occ	LIBOR 6 MONTH	4/1/2008	5/1/2008	5.5	8.65	14.65	FULL DOCS	3/30/2004	170000	0	N	STD	1	Y	360	360	2	1	6	0
58172598	595	CONCORD	NC	28025	MANUF MODEL	ARM	A-	0	358.988	74.48	74.48	7.1	7.1	5/1/2004	4/1/2034	695.56	5/1/2004	103500	103416.82	REFI-NO CASHOUT	Owner Occ	LIBOR 6 MONTH	4/1/2008	5/1/2008	4.5	7.1	13.1	FULL DOCS	3/16/2004	139000	0	N	N/A	1	N	360	360	2	1	6	0
60739025	558	LOS ANGELES	CA	90026	2-4 UNITS	ARM	A-	2	358.997	70	70	7.1	7.1	5/1/2004	4/1/2034	2210.99	5/1/2004	329000	328735.59	REFI-CASHOUT	Non-Owner	LIBOR 6 MONTH	4/1/2008	5/1/2008	5.5	7.1	13.1	STATED	3/16/2004	470000	0	N	STD	1	N	360	360	2	1	6	0